EXHIBIT 99.1

Fury Announces Metallurgical Test Results for the Ninaaskumuwin Lithium Discovery with Potential Direct Shipping Ore Concentrate of 6.0% Li2O5 and 77% Recovery

TORONTO, June 23, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the final metallurgical test results on its Ninaaskumuwin lithium discovery (the “Discovery”) located on the Elmer East project, in the Eeyou Istchee James Bay Territory of Northern Quebec. The objective of the metallurgical test work was to characterize the mineralogy and metallurgical properties of the spodumene-bearing pegmatite intercepted in drilling. Preliminary test work based on an initial drilling program on the Discovery indicated that work was warranted (see press releases dated July 9, 2025 and July 22, 2025).

Test Results Highlights

  Analyzed 85 samples contain up to 42% spodumene;
  Sample grades range from 0.02% to 3.71% Li₂O and from 0.36% to 6.30% Fe₂O₃;
  Spodumene is the only identified lithiferous mineral and the intercepted pegmatite is free of impurities, suggesting the potential for producing lithium concentrates suitable for manufacturing lithium carbonate and lithium hydroxide for batteries; and
  Tests carried out demonstrated the feasibility of producing a Direct Shipping Ore (“DSO”) concentrate grading 6.024% Li₂O₅ while recovering 76.66% of the lithium in 22.97% of the mass, through a single Dense Media Separation (“DMS”) step applied to the coarsest crushed feed. This result is very promising and suggests a selective exploration and mining approach.

“We are very encouraged by the strong metallurgical results achieved, which demonstrate the potential of the mineralization to respond well to conventional processing methods,” commented Tim Clark, CEO of Fury. “We look forward to identifying opportunities to unlock value at the Ninaaskumuwin discovery for our shareholders.”

“The results obtained clearly support the use of DMS on crushed high-grade ore to be potentially sourced from the Ninaaskumuwin lithium discovery and to produce a DSO marketable Spodumene Concentrate (SC6). The quality of the intercepted LCT pegmatite indicates that the processing of the mineralized material as highly derisked. This is in sharp contrast with other hard rock lithium projects that are challenged to produce profitable and marketable concentrates.” stated Ahmed Bouajila, President & CEO of IGS Impact Global Solutions Inc. (“IGS”).

Elmer East Project

The Ninaaskumuwin lithium prospect is located on Fury’s 100% owned Elmer East project, which covers approximately 45,700 hectares. Ninaaskumuwin is easily accessible from the paved Billy Diamond highway, approximately 60 kilometres (km) north of the ‘km 381’ rest stop where accommodation, catering, fuel, and power are available. The discovery sits approximately 50 km north of Rio Tinto plc’s Galaxy Lithium project, acquired in March 2025 as part of the acquisition of Arcadium Lithium plc for US$6.7 billion. Technical and scientific information disclosed from neighbouring Galaxy project does not necessarily apply to the Elmer East project.

Figure 1: Elmer East Location Map

To carry out the metallurgical test work financial assistance was provided by the ministère des Ressources naturelles et des Forêts (MRNF). This financial support was granted as part of the fourth call for projects of the Mineral Exploration Support Program for Critical and Strategic Minerals (“MCS”). This program supports companies in the mineral exploration sector in carrying out their projects aimed at developing MCS deposits in Quebec.

Mineralogical analysis and metallurgical tests were conducted by IGS, in their laboratory in Delson, Quebec. Metallurgical test work was completed by analysing ½ HQ drill core samples prepared using IGS’s procedure, complying with ISO-17025-version 2017.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Elmer East project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/d18bc418-62a1-457f-b0af-e33f22a68aef